ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910 / 340 /2005

Finance Department
Tel. 0-2537-4512, 0-2537-4611

[redacted]

05010839

August 25 , 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Clarification on news reports regarding changing of par split

Reference is made to recent news reports regarding PTT Exploration and Production Public Company Limited (PTTEP) changing its par value from Baht 5 to Baht 1.

PTTEP would like to clarify that this issue of changing the Company's par value is currently under study, but no final decision has been reached by its Board of Directors yet. PTTEP will inform you of any further progress.

Yours sincerely,

Prisdapunt Pojanapreecha

Vice President, Regional Assets Division

Acting President

AUG 30 2005
THOMSON FINANCIAL